

Mail Stop 3010   January 29, 2010

Joseph J. Bianco
Chairman and Chief Executive Officer
Florham Consulting Corp.
845 Third Avenue
6th Floor
New York, NY 10022

>   **Re: Florham Consulting Corp.**
>   **Amendment No. 1 to Preliminary Information Statement on**
>   **Schedule 14C**
>   **File No. 000-52634**
>   **Filed January 26, 2010**

Dear Mr. Bianco:

      This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

1.   We note your response to comment 1 of our letter dated January 22, 2010. In response to our comment, you state that you are relying upon the exemption set forth under Rule 14a-2(b)(2). Please note that this exemption is not available to solicitations made on behalf of the registrant. Therefore, we reissue our comment in part. Please provide a legal analysis detailing how acquiring written consents from these shareholders did not constitute a proxy solicitation.

2.   We note your response to comment 2 of our letter; however, we continue to believe that Item 13 disclosure is applicable. Please refer to Item 1 of Schedule 14C. Please revise to include the financial information required by Item 13 of Schedule 14A, including MD&A disclosure, for both you and the target company.

3.   We note your response to comment 3 of our letter; however, we continue to believe that Item 14 disclosure is applicable. Please refer to Item 1 of Schedule 14C. In addition, we note that you intend to amend your Certificate of Incorporation to increase the number of authorized shares in accordance with the terms of the merger agreement, which requires you to provide the disclosure required by Item 14 of Schedule 14A. Please refer to Note A of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3402.

Sincerely,

Angela McHale
Staff Attorney

cc: Eric Pinero, Esq. (*via facsimile*)